Exhibit 7.2

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year ended 31 March
Under UK GAAP (1)	2004	2003	2002
	£m	£m	£m

Interest payable by subsidiaries	1,091	1,123	971
One third of rental expense	451	449	308
Preference dividends	77	85	94

Fixed charges (UK GAAP)(3)	1,619	1,657	1,373

Loss on ordinary activities before taxation	(5,047)	(6,208)	(13,539)
Share of operating (profit)/loss in joint ventures and associated undertakings	(546)	156	1,457
Share of net interest payable of joint ventures and associated undertakings	215	295	342
Loss on ordinary activities before taxation - discontinued operations	7	272	428
Fixed charges	1,619	1,657	1,373
Dividends received from associated undertakings and joint ventures	1,801	742	139
Preference dividends	(77)	(85)	(94)

Earnings (UK GAAP)	(2,028)	(3,171)	(9,894)

Ratio of earnings to fixed charges	–	–	–
Deficiency between fixed charges and earnings	(3,647)	(4,828)	(11,267)

	Year ended 31 March
Under US GAAP (4)	2004	2003	2002
	£m	£m	£m

Fixed charges (UK GAAP)	1,619	1,657	1,373
One third of rental expense for Vodafone Italy	(71)	(2)	(2)
Interest payable to Vodafone Italy	51	40	20

Fixed charges (US GAAP)	1,599	1,695	1,391

Earnings (UK GAAP)	(2,028)	(3,171)	(9,894)
Loss on ordinary activities before tax of Vodafone Italy	1,343	1,955	2,135
Interest payable to Vodafone Italy	(51)	(40)	(20)
Connection income	29	16	(15)
Goodwill amortisation charge of subsidiary companies	(6,520)	(5,487)	(5,120)
Licence fee amortisation	(76)	(6)
–

Exceptional items - US GAAP
–

–
			(85)
Other	(137)	(46)	(53)
UK GAAP to US GAAP adjustments to fixed charges	(20)	38	18

Earnings (US GAAP)	(7,460)	(6,741)	(13,034)

Ratio of earnings to fixed charges	–	–	–
Deficiency between fixed charges and earnings	(9,059)	(8,436)	(14,425)

Notes:
1	All of the financial information presented in this exhibit is unaudited

2	Certain amounts presented herein are prepared under the basis of UK GAAP, which was the comprehensive body of accounting standards used by the Company in preparing its Consolidated Financial Statements for periods ended on or before 31 March 2005. On 1 April 2004, the Company adopted IFRS as the comprehensive body of accounting standards for preparing its Consolidated Financial Statements. IFRS differs in certain material respects from UK GAAP and amounts under UK GAAP are not necessarily comparable to similarly titled amounts under IFRS. For a discussion of the transition from UK GAAP to IFRS, see note 40 to the Consolidated Financial Statements.

3	Financing costs include (1) interest expensed (2) amortised premiums, discounts and capitalised expenses related to indebtedness, (3) an estimate of the interest within rental expense, and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.

4	For discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and under US GAAP, see note 36 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended 31 March 2005.